James F. McCabe

Sr. Vice President and CFO

TRIUMPH

April 8, 2024

Via EDGAR

Mr. Ernest Greene

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re: Triumph Group Inc.

Form 10-K for Fiscal Year Ended March 31, 2023

File No. 001-12235

Dear Mr. Greene:

This letter responds to the comments set forth in your letter dated March 25, 2024, to James F. McCabe, Jr., Senior Vice President and Chief Financial Officer of Triumph Group, Inc. (the "Company"), regarding the Company's report listed above. For your convenience, we have restated each of the Staff's comments and have provided the Company's response below the comments. Additionally, we plan on making all of the enhanced disclosures noted below on a prospective basis in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Financial Measures, page 25

1.
We note you present the non-GAAP financial measures, Adjusted EBITDA and Adjusted

EBITDAP, and they include an adjustment for the impairment of rotable inventory. It appears inventory impairments are a normal operating expense related to your business and this non-GAAP adjustment is not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise all future filings to not exclude inventory impairments from non-GAAP performance measures or explain why you believe the adjustment is appropriate.

RESPONSE:

We understand the Staff’s comment and acknowledge the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure

TRIUMPH 555 E. Lancaster Avenue, Radnor, PA 19087 | Tel: 610.251.1000 Fax: 610.251.1555 | jfmccabe@triumphgroup.com

Interpretations on Non-GAAP Financial Measures regarding the treatment of normal operating expenses of a business. In future filings, we will not exclude inventory impairments from non-GAAP performance measures.

Fiscal year ended March 31, 2023, compared with fiscal year ended March 31, 2022, page 28

2.
We note you present a consolidated non-GAAP financial measure you identify as

Segment operating income in a table on page 28 and also disclose and discuss the reasons for changes in this measure during the periods presented. We note Segment operating income differs from GAAP Operating income, presented in your statements of operations, because it excludes corporate income (expense). Please be advised measures that represent a total of reportable segment measures are non-GAAP financial measures and must comply with the requirements of Regulation G, Item 10(e) of Regulation S-K, and the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Due to the fact that the measure you present and identify as Segment operating income excludes corporate income (expense), which are normal recurring operating costs necessary to operate your business, we do not believe the measure complies with the requirements of Regulation G and Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings, including earnings releases filed under Form 8-K, to eliminate this measure from your filings and disclosures. In addition, rather than disclosing and discussing Segment operating income, please revise your MD&A disclosures in future annual and quarterly filings to disclose and discuss the reasons for changes in each operating cost and expense line item included in your statements of operations.

RESPONSE:

We understand the Staff’s comment and acknowledge the guidance in Question 100.01 of the Division of Corporation Finance’s C&DIs on Non-GAAP Financial Measures regarding the treatment of corporate income (expense) as a normal recurring operating cost necessary to operate our business. We will eliminate Segment operating income from our future filings and disclosures, including in earnings releases filed under Form 8-K. In addition, we will revise our related MD&A disclosures in future annual and quarterly filings to disclose and discuss the reasons for changes in operating cost and expense line items included in our statements of operations.

Consolidated Financial Statements

20. Segments, page 76

3.
We note you disclose your CODM uses segment EBITDAP as "a primary profitability measure" to evaluate performance and allocate resources and you disclose segment

EBITDAP for each reportable segment pursuant to ASC 280. However, we also note the following:
•
You more prominently present and discuss operating income for each reportable segment in MD&A;
•
You reconcile operating income for each reportable segment to adjusted EBITDAP for each reportable segment in MD&A; and
•
Operating income for each reportable segment is determined in accordance with measurement principles that appear to be more consistent with those used in measuring the corresponding amounts in your consolidated financial statements relative to adjusted EBITDAP for each reportable segment.

Based on the above, please more fully explain to us how and why you determined adjusted EBITDAP for each reportable segment is your primary segment profitability measure based on the requirements of ASC 280-10-50-28. In addition, please be advised that disclosures and discussions related to segment results in MD&A should focus on the segment profitability measure pursuant to ASC 280 and should also disclose and discuss the factors that result in changes in items excluded from reportable segment profitability measures, including corporate/eliminations.

RESPONSE:

We understand the Staff’s comment and acknowledge the requirements of ASC 280-10-50-27 and 280-10-50-28 with regard to the disclosure of the measure of segment profitability used by the Company’s chief operating decision maker (“CODM”) for purposes of making decisions about allocating resources to our segments and to assess performance. We confirm that Adjusted EBITDAP is used by our CODM as the primary segment profitability measure in assessing ongoing operating performance. As disclosed on page 26 of our annual report on Form 10-K for the year ended March 31, 2023, the isolation of noncash charges, such as depreciation and amortization, and nonoperating items, such as interest, income taxes, pension and other postretirement benefits, provides additional information about our cost structure and, over time, reflects and helps us track our operating progress.

In making the determination that the CODM uses Adjusted EBITDAP to evaluate performance and allocate resources, the Company considered the following factors:

•
The CODM’s monthly operating reviews and presentations to the Board of Directors regarding the Company’s profit or loss performance, including segment profit or loss, are principally focused on Adjusted EBITDAP. Presentation of operating income, including segment operating income, is not typically included in these presentations and, when included, is principally for informational purposes only.

•
As disclosed in the Company’s Proxy Statement filed on June 9, 2023, the Company’s plan design for both short-term and long-term incentive compensation in both fiscal years 2023 and 2022 included Adjusted EBITDAP performance as a key performance metric in determining the level at which executive incentive compensation was earned.

In future filings, and consistent with our response to the above comment regarding Segment operating income, we will remove the tables presenting segment operating income from the MD&A, including the reconciliation of operating income to Adjusted EBITDAP for each reportable segment. We will focus our MD&A on a discussion of Adjusted EBITDAP for each reportable segment, as well as factors that result in changes in items excluded from reportable segment profitability measures, including corporate/eliminations, under the caption “Unallocated Corporate EBITDAP.” Our MD&A will also include a description of the nature and types of income and costs included in “Unallocated Corporate EBITDAP.”

Sincerely,

/s/ James F. McCabe_______

James F. McCabe

Sr. Vice President and CFO